December 6, 2010

Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2009
Filed February 12, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Filed July 23, 2010
File No. 001-08974

Dear Mr. Shenk:

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to David J. Anderson dated November 2, 2010, setting forth the Staff’s comments on the above referenced Form 10-K and Form 10-Q. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 22

1.      Staff’s Comment: Refer to your response to our prior comment one. Please disclose the basis for estimated amounts provided in your disclosure (that is, the reason for estimates and how estimated amounts were derived) so that investors may have a full qualitative understanding of your results.

Our Response: As discussed in more detail in our response to prior comment one, the reason for providing certain changes in cost components on an estimated basis is driven by our financial system configuration (i.e. cost reporting is on an as incurred basis not as expensed basis). The difference between the costs incurred and expensed have not been material for those estimated items included in our past disclosure. If these differences are material in future periods, we will include disclosure of the reason for the estimates and how estimated amounts were derived.

Review of Business Segments, page 26

2.   Staff’s Comment: We have reviewed your response to our prior comment five, and we acknowledge that you plan to disclose total "COGS" for each segment. However, it appears that you plan to continue to discuss segment operating results primarily in terms of segment revenue and segment profit, without providing a direct discussion and analysis of segment costs. In this regard, we note that segment profit is a net amount. As such, we believe that segment profit, as well as any changes thereto, would be more thoroughly and effectively explained if your disclosure also presented, analyzed, and discussed the associated costs. In this regard, we believe that, at a minimum, you should present in tabular fashion the major cost categories (i.e., cost of goods sold, SG&A, and other material items (e.g., pension expense, repositioning and other charge) for each segment, accompanied by an appropriate level of analysis and, as indicated in your response to our prior comment one, quantification. Additionally, to the extent material, your tabular presentation should present other items attributed to your segments in arriving at the profit for each segment (e.g., equity income/loss of affiliates, as indicated in note "a" to the table on page 35 of your Form 10-Q for quarterly period ended June 30, 2010), so that investors may have a clear understanding of how you arrive at the profit for each segment. Please revise your disclosure accordingly, and provide us with a copy of your intended revised disclosure.

Our Response: We will revise our disclosure in future filings to provide tabular disclosure of the major cost categories for each of our Business Segments as illustrated below. Additionally, we will continue to quantify and discuss cost variances that are material to an understanding of our segment operating results.

Automation and Control Solutions
		2010	2009	Change	2008	Change

Net sales	$	X	$12,611	X%	$14,018	(10)%

Cost of products and services sold		X	8,561		9,594
Selling, general and administrative expenses		X	2,256		2,709
Other		X	206		93

Segment profit	$	X	$1,588	X%	$1,622	(2)%

Liquidity and Capital Resources

Cash Flow Summary, page 37

3.      Staff’s Comment: Please refer to your response to our prior comment seven. We note that your proposed disclosure regarding "cash provided by operations" continues to reference, quantify, and/or explain items such as changes in working capital, changes in net income, and reconciling items included on the face of your statements of cash flows. In this regard, we continue to believe that it would be more meaningful to discuss certain of these items in terms of the underlying cash receipts and cash disbursements, or changes thereto. For example, we believe that you should quantify the actual change in cash disbursements related to inventory, instead of citing the related reconciling item presented in your statement of cash flows prepared using the indirect method. In this regard, it is not clear to us how the $479 million reconciling item from your statement of cash flows cited in the proposed disclosure is representative of the decline in cash disbursements related to inventory. Similarly, we believe it would be more appropriate for you to quantify and discuss other changes in terms of cash, such as cash receipts from customers and cash payments for accounts payable and accrued expenses, rather than citing the change in your reported net income. Furthermore, it is not clear how reference to a noncash item like deferred income taxes has an impact in terms of cash. Please advise in this regard and revise your analysis accordingly to address the preceding items. Provide your proposed revised disclosure addressing the indicated items as part of your response.

Our Response: We believe that our current disclosure highlights and quantifies each of the material changes in our cash flows, specifically for 2009, cash taxes, sale of insurance and long-term receivables, repositioning payments and total working capital. These items are presented and quantified on a direct method basis whenever possible. In certain instances direct cash flow data is not available. Our financial systems are configured to generate indirect cash data, for example changes in receivables rather than cash collected from customers.

Accordingly, when components of cash flow are disclosed on an indirect basis, we will include supplemental narrative discussion that addresses the reasons why such indirect items have impacted our cash flow. For example, in our response to the Staff’s prior comment seven, the proposed disclosure included discussion of a $479 million change in inventory. We will supplement this indirect method change with additional qualitative disclosure such as:

…due to a decrease in inventory of $479 million driven by reduced purchases of raw materials and component inventory as a result of lower production of finished goods in line with decreased sales and inventory reduction initiatives across each of our segments…

We will also continue to provide quantitative disclosure of available material direct method impacts on our cash flow, as well as other material drivers on an indirect basis.

* * * * * * * *

Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-3354, or Tom Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

Kathleen A. Winters

Vice President and Controller